SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2)
Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

China Index Holdings Limited
(Name of the Issuer)

China Index Holdings Limited
CIH Holdings Limited
CIH Merger Sub Holdings Limited
Tianquan Mo
Fang Holdings Limited
ACE Smart Investments Limited
Karistone Limited
Open Land Holdings Limited
Media Partner Technology Limited
Next Decade Investments Limited
True Knight Limited
Jiangong Dai
Digital Link Investments Limited
Shan Li
GAP Coinvestments CDA, L.P.
GAP Coinvestments V, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments III, LLC
General Atlantic, L.P.
GAP (Bermuda) L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) III, L.P.
General Atlantic Singapore Interholdco Ltd.
General Atlantic Singapore Fund Pte. Ltd.
Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio
Evenstar Special Situations Limited
Evenstar Capital Management Limited
(Name of Person(s) Filing Statement)
American Depositary Shares, each representing one Class A ordinary share
Class A ordinary shares, par value of US$0.001 per share*
(Title of Class of Securities)
16954W101**
(CUSIP Number of Classes of Securities)

China Index Holdings Limited Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070 The People’s Republic of China Attention: Lili Chen Tel: +86-10-5631-9106	Fang Holdings Limited c/o Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070 The People’s Republic of China Attention: Jiangong Dai Tel: +86-10-5631-8010	Jiangong Dai True Knight Limited c/o Tower A, No. 20 Guogongzhuang Middle Street Fengtai District, Beijing 100070 The People’s Republic of China Attention: Jiangong Dai Tel: +86-10-5631-8268

Tianquan Mo
ACE Smart Investments Limited
Karistone Limited
Open Land Holdings Limited
Media Partner Technology Limited
Next Decade Investments Limited
c/o Tower A, No. 20
Guogongzhuang Middle Street
Fengtai District, Beijing 100070
The People’s Republic of China
Attention: Tianquan Mo
Tel: +86-10-5631-8661
	Shan Li Digital Link Investments Limited Unit 219, 2/F Building 16W, Phase Three Hong Kong Science Park, Pak Shek Kok New Territories, Hong Kong SAR Attention: Shan Li Tel: +852-3500-6800	General Atlantic Singapore Fund Pte. Ltd. 8 Marina Boulevard, #17-02, Marina Bay Financial Centre Tower 1, Singapore 018981 Tel: +65-6661-6700

GAP Coinvestments CDA, L.P.
GAP Coinvestments V, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments III, LLC
General Atlantic, L.P.
General Atlantic Singapore
Interholdco Ltd.
c/o General Atlantic Service
Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
Tel: +1-212-715-4000

GAP (Bermuda) L.P.
General Atlantic GenPar
(Bermuda), L.P.
General Atlantic Partners
(Bermuda) IV, L.P.
General Atlantic Partners
(Bermuda) III, L.P.
Clarendon House, 2 Church Street,
Hamilton HM 11, Bermuda
Tel: +1-441-295-1422

Evenstar Master Fund SPC for and
on behalf of Evenstar Master
Sub-Fund I Segregated Portfolio
Evenstar Special Situations Limited
Evenstar Capital Management Limited
P.O. Box 309, Ugland House
South Church Street
George Town, KY1-1104
Cayman Islands
Attention: The Directors of the Fund
Tel: +852-2122-8882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Persons Filing Statement)
With copies to:
Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People’s Republic of China +86-10-6502-8500	Alan Bao, Esq. O’Melveny & Myers LLP Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing 100022 People’s Republic of China +86-10-6563-4253	Judie Ng Shortell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 +1-212-373-3434
Qi Yue, Esq. Gibson, Dunn & Crutcher 32/F Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852-2214-3700		Xiaoxi Lin Linklaters LLP 11/F Alexandra House Charter Road Hong Kong +852-2901-5368

This statement is filed in connection with (check the appropriate box):
☐   The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b‑2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
☐   The filing of a registration statement under the Securities Act of 1933.
☐   A tender offer.
☒   None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

*
Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares (“ADSs”), each representing one (1) Class A ordinary share, par value of US$0.001 per share, of the Company (the “Class A Ordinary Shares”).

**
CUSIP number of the ADSs, each representing one (1) Class A Ordinary Share.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
INTRODUCTION
This amendment No. 2 (this “Final Amendment”) to the transaction statement pursuant to Rule 13e-3 amends and supplements the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on January 20, 2023 and amended on February 24, 2023 (together with the exhibits thereto, as amended, the “Transaction Statement”). Except as provided herein, this Final Amendment does not modify any of the information previously reported on the Transaction Statement.
This Final Amendment is being filed jointly by the following Persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Index Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Shares (as defined below) that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b)  CIH Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) CIH Merger Sub Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Tianquan Mo, controlling shareholder of the Company and a PRC resident (“Mr. Mo”); (e) Fang Holdings Limited (OTC: SFUNY), an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Fang Holdings”); (f) ACE Smart Investments Limited, a company limited by shares incorporated under the laws of Hong Kong (“ACE Smart”); (g) Karistone Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Karistone”); (h) Open Land Holdings Limited, a company limited by shares incorporated under the laws of Hong Kong (“Open Land”); (i) Media Partner Technology Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Media Partner”); (j) Next Decade Investments Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Next Decade”); (k) True Knight Limited, a business company incorporated under the laws of the British Virgin Islands (“True Knight”); (l) Jiangong Dai, the chairman of the board of directors of the Company, the executive chairman of the board of directors of Fang Holdings, and a PRC resident (“Mr. Dai”); (m) Digital Link Investments Limited, a business company incorporated with limited liability under the laws of the British Virgins Islands (“Digital Link”); (n) Shan Li, the director of Digital Link and a PRC resident; (o) GAP Coinvestments CDA, L.P., a Delaware limited partnership, GAP Coinvestments V, LLC, a Delaware limited liability company, GAP Coinvestments IV, LLC, a Delaware limited liability company, and GAP Coinvestments III, LLC, a Delaware limited liability company; (p) General Atlantic, L.P., a Delaware limited partnership; (q) GAP (Bermuda) L.P., a Bermuda exempted limited partnership; (r) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership; (s) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership and General Atlantic Partners (Bermuda) III, L.P.; (t) General Atlantic Singapore Interholdco Ltd., a Bermuda exempted company; and (u) General Atlantic Singapore Fund Pte. Ltd., a company incorporated and existing under the laws of Singapore; (v) Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Evenstar Master”); (w) Evenstar Special Situations Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“ESSL”); and (x) Evenstar Capital Management Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands. Filing Persons (e), (f), (g), (h), (i), (j), (k), (m), (u), (v) and (w) are collectively referred to as the “Rollover Shareholders.”
The Transaction Statement relates to the Agreement and Plan of Merger dated as of December 22, 2022 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub, pursuant to which and following the satisfaction of conditions thereunder, Merger Sub has merged with and into the Company (the “Merger”) through a “short-form” merger between a parent company and one of its subsidiary companies (as those terms are defined in the Companies Act (As Revised) of the Cayman Islands (as amended, modified, or re-enacted from time to time, the “Cayman Islands Companies Act”)) in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act, with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act) resulting from the Merger.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of the Transaction Statement.
All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Transaction Statement.
ITEM 15.   ADDITIONAL INFORMATION
Item 15(c) is hereby amended and supplemented as follows:
(c)   Other Material Information
On April 17, 2023, the Company and Merger Sub filed with the Registrar of Companies of the Cayman Islands a plan of merger (the “Plan of Merger”), pursuant to which the Merger became effective on April 17, 2023 (the “Effective Time”), with Merger Sub merging with and into the Company and the Company becoming a private company wholly owned by Parent.
Pursuant to the Plan of Merger, at the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), Shares represented by ADSs and dissenting shares) was cancelled in exchange for the right to receive US$1.00 in cash per Share without interest (the “Per Share Merger Consideration”); and (ii) each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Shares represented by such ADSs, was cancelled in exchange for the right to receive US$1.00 in cash per ADS without interest (less US$5.00 for each 100 ADSs (or portion thereof) cancellation fees pursuant to the terms of the deposit agreement, dated as of June 11, 2019, by and among the Company, JPMorgan Chase Bank, N.A. as depositary for ADSs (the “Depositary”), and all beneficial owners and holders from time to time of ADSs issued thereunder).
The “Excluded Shares” are, collectively, (a) the Rollover Shares, (b) Shares (including Shares represented by ADSs) held by any of Parent, Merger Sub and any of their respective affiliates, (c) Shares (including Shares represented by ADSs) held by the Company or any subsidiary of the Company or held in the Company’s treasury, and (d) any Shares (including Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation pursuant to the Share Incentive Plan (as defined below).
In addition, pursuant to the Merger Agreement, as of the Effective Time, Parent assumed the 2019 Equity Incentive Plan of the Company adopted on May 2, 2019 (the “Share Incentive Plan”), including all of the obligations of the Company with respect to the Company Options (as defined below) and Company Restricted Shares (as defined below) assumed or converted, respectively, pursuant to the Merger Agreement, subject to any limitations under applicable law.
As of the Effective Time, except as otherwise agreed to in writing among a holder of a Company Option, the Company and Parent, each option to purchase Shares under the Share Incentive Plan (each, a “Company Option,” and collectively, the “Company Options”) granted under the Share Incentive Plan that is outstanding immediately prior to the Effective Time was assumed by Parent as an option to purchase, in the case of a Company Option to purchase Class A Ordinary Shares, Class A ordinary shares of Parent having the substantially same voting power as Class A Ordinary Shares, or in the case of a Company Option to purchase Class B Ordinary Shares, Class B ordinary shares of Parent having the substantially same voting power as Class B Ordinary Shares. Each of such outstanding Company Options so assumed by Parent pursuant to the Merger Agreement continued to have, and was subject to, the same terms and conditions (including vesting conditions) set forth in the Share Incentive Plan under which it was granted and the award agreements in respect thereof, as in effect immediately prior to the Effective Time, except that (a) the number of shares of Parent covered by such assumed Company Option equaled the number of Shares subject to such Company Option multiplied by the Exchange Ratio (as defined below), with the result rounded down to the nearest whole share, and (b) the per share exercise price for the shares of Parent issuable upon exercise of such assumed Company Option was equal to the quotient obtained by dividing the exercise price per Share at which such assumed Company Option was exercisable immediately prior to the applicable exercise price per Share underlying such Company Option by the Exchange Ratio, rounded up to the nearest whole cent. For the purpose of the Merger Agreement, the “Exchange Ratio” means the ratio of the Per Share Merger Consideration divided by the fair market value of one share of Parent as of the Effective Time.
Except as otherwise agreed to in writing among a holder of a Company Restricted Share, the Company and Parent, each outstanding Share (including Shares represented by ADSs) awarded pursuant to the Share Incentive Plan that is subject to any vesting requirements that remain unsatisfied or vested but remains unsettled (each, a “Company Restricted Share,” and collectively, the “Company Restricted Shares”) granted under the Share Incentive Plan that is outstanding immediately prior to the Effective Time was assumed by Parent and converted as of the Effective Time, automatically and without action by the holder of such Company Restricted Share, into that number of Class A ordinary shares of Parent having substantially the same voting power as Class A Ordinary Shares equal to one multiplied by the Exchange Ratio, rounded down to the nearest whole share, with such converted award continuing to have, and subject to, the same terms and conditions (including vesting conditions) set forth in the Share Incentive Plan under which such Company Restricted Share was issued and the award agreements in respect thereof, as in effect immediately prior the Effective Time.
As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Capital Market. The Company has requested that trading of the ADSs on the Nasdaq Capital Market be suspended, and that the Nasdaq Stock Market LLC (“Nasdaq”) file with the SEC a Form 25 notifying the SEC of Nasdaq’s withdrawal of the ADSs from listing on Nasdaq and intention to withdraw the Shares from registration under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to file with the SEC, ten (10) days after Nasdaq files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Shares under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Shares becomes effective.
ITEM 16.   EXHIBITS
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(1)	Annual Report on Form 20-F for the fiscal year ended December 31, 2021 of the Company, filed with the SEC on April 26, 2022*
(a)(2)	Press Release issued by the Company, dated May 20, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on May 23, 2022)*
(a)(3)	Press Release issued by the Company, dated August 17, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on August 18, 2022)*
(a)(4)	Press Release issued by the Company, dated August 23, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on August 23, 2022)*
(a)(5)
Press Release issued by the Company, dated September 6, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on September 6, 2022)*

(a)(6)	Press Release issued by the Company, dated October 13, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on October 13, 2022)*

Exhibit No.	Description
(a)(7)
Press Release issued by the Company, dated November 15, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on November 16, 2022)*

(a)(7)
Press Release issued by the Company, dated November 30, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on November 30, 2022)*

(a)(8)
Press Release issued by the Company, dated December 22, 2022 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on December 22, 2022)*

(a)(9)	Press Release issued by the Company, dated March 3, 2023 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on March 3, 2023)*
(c)(1)	Opinion of Roth Capital Partners, LLC, dated as of December 22, 2022*
(c)(2)	Discussion Materials prepared by Roth Capital Partners, LLC for discussion with the Special Committee, dated as of December 22, 2022*
(d)(1)
Agreement and Plan of Merger, dated as of December 22, 2022, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on December 22, 2022)*

(d)(2)
Equity Contribution Agreement, dated as of December 22, 2022, by and among Parent, Merger Sub and Rollover Shareholders (incorporated by reference to Exhibit 99.9 of Schedule 13D/A filed with the SEC by Fang Holdings, Mr. Mo, ACE Smart, Karistone, Open Land, Media Partner, Next Decade, Mr. Dai, True Knight, Shan Li and Digital Link (collectively, the “13D Filing Persons”) on December 22, 2022)*

(d)(3)
Limited Guarantee, dated as of December 22, 2022, by Fang Holdings Limited in favor of the Company (incorporated by reference to Exhibit 99.10 of Schedule 13D/A filed with the SEC by 13D Filing Persons on December 22, 2022)*

(d)(4)
Equity Commitment Letter, dated as of December 22, 2022, by and between Fang Holdings Limited and Parent (incorporated by reference to Exhibit 99.8 of Schedule 13D/A filed with the SEC by 13D Filing Persons on December 22, 2022)*

(d)(5)
Interim Investors Agreement, dated as of December 22, 2022, by and among Parent, Merger Sub and the Rollover Shareholders (incorporated by reference to Exhibit 99.11 of Schedule 13D/A filed with the SEC by 13D Filing Persons on December 22, 2022)*

(f)(1)	Dissenters’ Rights. See “Special Factors — Dissenters’ or Appraisal Rights”*
(f)(2)	Section 238 of the Cayman Islands Companies Act (As Revised), Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands*
(e)	Not applicable
107	Calculation of Filing Fees*

*
Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: April 17, 2023
CHINA INDEX HOLDINGS LIMITED
By:
/s/ Jianping Ye

Name:
Jianping Ye

Title:
Chairperson of the Special Committee of the Board of Directors

CIH HOLDINGS LIMITED
By:
/s/ Jiangong Dai

Name:
Jiangong Dai

Title:
Director

CIH MERGER SUB HOLDINGS LIMITED
By:
/s/ Jiangong Dai

Name:
Jiangong Dai

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: April 17, 2023
FANG HOLDINGS LIMITED
By:
/s/ Jiangong Dai

Name:
Jiangong Dai

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: April 17, 2023
TIANQUAN MO
/s/ Tianquan Mo

ACE SMART INVESTMENTS LIMITED
By:
/s/ Tianquan Mo

Name:
Tianquan Mo

Title:
Director

KARISTONE LIMITED
By:
/s/ Tianquan Mo

Name:
Tianquan Mo

Title:
Director

OPEN LAND HOLDINGS LIMITED
By:
/s/ Tianquan Mo

Name:
Tianquan Mo

Title:
Director

MEDIA PARTNER TECHNOLOGY LIMITED
By:
/s/ Tianquan Mo

Name:
Tianquan Mo

Title:
Authorized Signatory

NEXT DECADE INVESTMENTS LIMITED
By:
/s/ Tianquan Mo

Name:
Tianquan Mo

Title:
Authorized Signatory

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: April 17, 2023
JIANGONG DAI
/s/ Jiangong Dai

TRUE KNIGHT LIMITED
By:
/s/ Jiangong Dai

Name:
Jiangong Dai

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: April 17, 2023
SHAN LI
/s/ Shan Li

DIGITAL LINK INVESTMENTS LIMITED
By:
/s/ Shan Li

Name:
Shan Li

Title:
Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: April 17, 2023
GENERAL ATLANTIC SINGAPORE FUND
PTE. LTD.
By:
/s/ Ong Yu Huat

Name:
Ong Yu Huat

Title:
Director

GENERAL ATLANTIC SINGAPORE
INTERHOLDCO LTD.
By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Director

GENERAL ATLANTIC PARTNERS
(BERMUDA) III, L.P.
By:
General Atlantic GenPar (Bermuda), L.P., its General Partner

By:
GAP (Bermuda) L.P., its General Partner

By:
GAP (Bermuda) GP LIMITED, its General Partner

By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

GENERAL ATLANTIC PARTNERS
(BERMUDA) IV, L.P.
By:
General Atlantic GenPar (Bermuda), L.P., its General Partner

By:
GAP (Bermuda) L.P., its General Partner

By:
GAP (Bermuda) GP LIMITED, its General Partner

By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

GENERAL ATLANTIC GENPAR
(BERMUDA), L.P.
By:
GAP (Bermuda) L.P., its General Partner

By:
GAP (Bermuda) GP LIMITED, its General Partner

By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

GAP (BERMUDA) L.P.
By:
GAP (BERMUDA) GP LIMITED, its General Partner

By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

GENERAL ATLANTIC, L.P.
By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

GAP COINVESTMENTS III, LLC
By:
General Atlantic, L.P., its Managing Member

By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

GAP COINVESTMENTS IV, LLC
By: General Atlantic, L.P., its Managing Member
By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

GAP COINVESTMENTS V, LLC
By: General Atlantic, L.P., its Managing Member
By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

GAP COINVESTMENTS CDA, L.P.
By: General Atlantic, L.P., its General Partner
By:
/s/ Michael Gosk

Name:
Michael Gosk

Title:
Managing Director

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.
Dated: April 17, 2023
EVENSTAR MASTER FUND SPC FOR AND ON BEHALF OF EVENSTAR MASTER SUB-FUND I SEGREGATED PORTFOLIO
By:
/s/ James Ting-Yeh Yang

Name:
James Ting-Yeh Yang

Title:
Director

EVENSTAR SPECIAL SITUATIONS LIMITED
By:
/s/ James Ting-Yeh Yang

Name:
James Ting-Yeh Yang

Title:
Director

EVENSTAR CAPITAL MANAGEMENT
LIMITED
By:
/s/ James Ting-Yeh Yang

Name:
James Ting-Yeh Yang

Title:
Director